Exhibit 17.1

January 29, 2026

NexGel, Inc.

2150 Cabot Boulevard West

Suite B

Langhorne, Pennsylvania 19067

RE:	Resignation from NexGel, Inc.

Dear Board of Directors:

Effective as of February 2, 2026, I hereby resign as a member of the Board of Directors (the “Board”) of NexGel, Inc. (the “Company”), including as a member of any and all committees of the Board of Director on which I serve.

I am leaving my position on the Board to lighten my schedule and give attention to other business ventures. I am grateful for the opportunity to serve and look forward to staying in touch as a supportive stockholder and the Company’s continued success.

My resignation is not a result of any disagreement with the Company or any of its subsidiaries on any matters related to their operation, policies or practices.

Sincerely,

/s/ Nachum Stein

Nachum Stein